

DIVISION OF
CORPORATION FINANCE

November 6, 2009

By U.S. mail and facsimile

Mr. Robert Yuan, Principal Accounting Officer
China Fire & Security Group, Inc.
B-2508 TYG Center, C2
Dongsanhuanbeilu,
Chaoyang District, Beijing 100027,
People's Republic of China

> **RE: China Fire & Security Group, Inc.**
> **Form 10-Q for the period ended March 31, 2009**
> **File No. 1-33588**

Dear Mr. Yuan:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the period ended March 31, 2009

Item 4. Controls and Procedures, page 38

1. We note in your amended Form 10-K your management concluded that disclosure controls and procedures were not effective and that there were no changes in internal control over financial reporting during 2008. We note herein that your management concluded that disclosure controls and procedures were effective at March 31, 2009 but that there were no changes in internal control over financial reporting during this quarter. Given this, it is unclear how you are able to conclude that disclosure controls and procedures were effective at March 31, 2009, if there have been no changes in internal control over financial reporting during either the year ended December 31, 2008 or in the period ended March 31, 2009. Please explain or amend your March 31, 2009 Form 10-Q accordingly.

2. We note you have concluded in the June 30, 2009 Form 10-Q that your disclosure controls and procedures were effective at that date. Given the revised conclusion regarding disclosure controls and procedures at December 31, 2008, please reevaluate your conclusion at June 30, 2009 and advise. In this regard, please consider whether the changes made in internal control over financial reporting during the second quarter sufficiently addressed the material weaknesses previously identified to support an "effective" conclusion.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief